Exhibit 99.19

CONSENT OF  R. SIMPSON

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               Information relating to the mineral resource estimates for the Gualcamayo Property;

2.               The technical report dated March 2008, entitled “Mineral Resource Update for the Gualcamayo Gold Project, San Juan Province, Argentina” (the “Gualcamayo Report”);

3.     The technical report dated August 20, 2007, entitled “Technical Report on the Gualcamayo Property – San Juan Province, Argentina” (the “2007 Gualcamayo Report”); and

4.     The annual information form of the Company dated March 24, 2008, which includes reference to my name in connection with information relating to the Gualcamayo Property, The Gualcamayo Report and the 2007 Gualcamayo Report and the properties described therein.

Date: March 31, 2008

/s/ Ronald. G. Simpson

Name: Ronald G. Simpson, P. Geo.
Title: GeoSim Services Inc.